Exhibit 2.5

State of Delaware Secretary of State Division of Corporations Delivered 04:34 PM 03/03/2022 FILED 04:34 PM 03/03/2022 SR 20220875217 – File Number 7117590

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF ERC COMMUNITIES 1, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

ONE: That by unanimous written consent of the Board of Directors of ERC Communities 1, Inc., a resolution was duly adopted on February 25, 2022, setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Company’s officers shall file an Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware to increase the authorized shares of Class A Preferred Stock of the Company from 65,000 shares, with 64,318 shares issued and outstanding, back to 10,000,000 shares. For avoidance of doubt, 9,935,000 shares that were reclassified as authorized but undesignated are now reclassified and reauthorized as Class A Preferred Stock, and the amendment to the Certificate of Incorporation filed on October 4, 2021 is hereby amended. The last unnumbered paragraph of Article IV.C.2 is amended and restated as follows:

As of the date of this Amended and Restated Certificate of Incorporation 10,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated as Class A Preferred Stock (the “Class A Preferred Stock”) with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “sections ” or “subsections ” in this Part C of this Article IV refer to sections and subsections of Part C of this Article IV.

TWO: That by unanimous written consent of the Board of Directors of ERC Communities 1, Inc., a resolution was duly adopted on February 25, 2022, setting forth a proposed amendment of the Certificate of Designation filed on October 4, 2021, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Company’s officers shall file an Amendment to the Certificate of Designation (filed on October 4, 2021), with the Secretary of State of the State of Delaware to amend and restate Paragraph 2.2 for clarification of the participating dividend calculation:

2.2        Participating Equity. In addition to the dividends accruing on the Series A Participating Equity Stock pursuant to Section 2.1 hereof, if the Corporation receives proceeds from the sale of an asset or the refinancing of asset, whether directly owned, or owned through a subsidiary, then the Corporation shall set a record date for the applicable dividend (or if no record date is fixed, the date as of which the record holders of Series A Participating Equity Stock are entitled to such dividends are to be determined), and declare a participating dividend or distribution to the shareholders of the Series A Participating Equity Stock in a per share amount equal to the following: twenty percent (20%) of the net proceeds of the sale or refinance received by the Corporation divided by the 5,000,000 authorized Series A Initial Authorized Shares, regardless of the number of shares actually issued. No other class or series of stock in the Corporation is entitled to the proceeds allocated for this dividend or distribution.

THREE: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of February, 2022.

Signed:	/s/ Gerald Ellenburg
Printed Name: Gerald Ellenburg
Title: Chief Executive Officer